SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13884

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION
BUFFALO, NEW YORK PLANT

B.	Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

COOPER CAMERON CORPORATION

1333 West Loop South, Suite 1700
Houston, Texas 77027

Financial Statements

Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation, Buffalo, New York Plant
As of December 31, 2004 and 2003 and for the year ended December 31, 2004

Individual Account Retirement Plan for Bargaining
Unit Employees at the Cooper Cameron Corporation,
Buffalo, New York Plant

Financial Statements

As of December 31, 2004 and 2003 and for the year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

Plans Administration Committee

Individual Account Retirement Plan for

Bargaining Unit Employees at the Cooper
Cameron Corporation, Buffalo, New York Plant

We have audited the accompanying statement of net assets available for benefits of the Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation, Buffalo, New York Plant (the “Plan”), as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An also audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Grant Thornton LLP

Houston, Texas
June 21, 2005

Report of Independent Registered Public Accounting Firm

Plans Administration Committee

Individual Account Retirement Plan for

Bargaining Unit Employees at the Cooper
Cameron Corporation, Buffalo, New York Plant

We have audited the accompanying statement of net assets available for benefits of the Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation, Buffalo, New York Plant, as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas
June 7, 2004

Individual Account Retirement Plan for Bargaining
Unit Employees at the Cooper Cameron Corporation,
Buffalo, New York Plant

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Employer contributions receivable	$57,547	$37,105
Plan interest in Cooper Cameron Corporation Master Trust for Defined Contribution Plans	13,319,747	11,264,269

Net assets available for benefits	$13,377,294	$11,301,374

The accompanying notes are an integral part of these statements

Individual Account Retirement Plan for Bargaining
Unit Employees at the Cooper Cameron Corporation,
Buffalo, New York Plant

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions:
Employer contributions	$515,771
Employee contributions	592,038
Rollovers	126,155
Net investment gain from Cooper Cameron Corporation Master Trust for Defined Contribution Plans, net of expenses	1,272,423

Total additions	2,506,387

Deductions:
Benefits paid to participants	430,467

Total deductions	430,467

Net increase	2,075,920

Net assets available for benefits at:
Beginning of year	11,301,374

End of year	$13,377,294

The accompanying notes are an integral part of this statement

Individual Account Retirement Plan for Bargaining
Unit Employees at the Cooper Cameron Corporation,
Buffalo, New York Plant

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation, Buffalo, New York Plant (the “Plan”), is a profit sharing plan which provides payments to eligible employees of Cooper Cameron Corporation and certain subsidiaries (the “Company”) at termination, retirement, death, or disability. All union employees of the Company belonging to Local Lodge No. 330, District 76 of the International Association of Machinists and Aerospace Workers, are eligible for participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company contributes to each participant’s account monthly based on hours actively worked and specific contribution rates as defined in the plan document. This contribution is also paid on each hour of overtime, vacation, or holiday, but excludes sick time for which the employee may be paid. Company contributions are made to the investment fund options that the employee elects. Vesting in employer contributions is on a graduated scale with 100% vesting at five years.

Amounts which are forfeited due to a participant’s termination of employment prior to vesting in employer contributions made on the participant’s behalf are used to reduce the required Company contribution in subsequent periods. In 2004 forfeited nonvested accounts totaling $3,370 were used to reduce employer contributions. Upon termination of the Plan, all remaining forfeitures are to be allocated to the participant accounts.

The Plan allows for employee contributions based on hours actively worked and elected contribution rates. Electing to contribute is voluntary, and these contributions are immediately 100% vested. Participants may elect to have their contributions allocated in 1% increments to one or more of the investment fund options offered by the Plan Allocations among the investment accounts may be changed at the participant’s discretion on a daily basis.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

1. Description of the Plan (continued)

More detailed information about the Plan, including the funding, vesting, and benefit provisions, is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company’s corporate office.

2. Significant Accounting Principles

Accounting Principles

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefit payments to participants are recorded upon distribution.

Investments

The Plan’s investments are held in the Cooper Cameron Corporation Master Trust for Defined Contribution Plans (the “Master Trust”). Nationwide Trust Company is the trustee. The Plan participates in only certain investment accounts of the Master Trust. The following is a summary of those investment accounts and the Plan’s beneficial interest in those investment accounts as of December 31, 2004 and 2003.

	Beneficial Interest
	December 31
	2004	2003
Cooper Cameron Stock Fund	0.47%	0.81%
Fidelity Growth Company Fund	100.00	100.00
PRIMCO Stable Value Fund	3.91	3.79

2. Significant Accounting Principles (continued)

	Beneficial Interest
	December 31
	2004	2003
State Street Bank S&P 500 Fund	2.34%	2.01%
PIMCO Total Return Administrative Shares Fund	5.33	4.76
Washington Mutual Investors Fund	5.00	4.49
MFS Massachusetts Investors Growth A Fund	3.56	3.10
Franklin Balance Sheet Investment A Fund	3.80	4.26
Lord Abbett Developing Growth A Fund	4.10	3.67
EuroPacific Growth Fund	4.19	4.16

The Master Trust’s security transactions are accounted for on the date the securities are purchased or sold. Interest income is recorded as earned. Dividends are recorded as of the ex-dividend date.

The Master Trust’s investments in securities traded on the exchanges are valued at the last reported sale price on the valuation date. Money market funds are stated at cost, which approximates fair value.

Investment contracts within the PRIMCO Stable Value Fund, with varying contract rates and maturity dates, are fully benefit responsive and are therefore stated at contract value. Contract value represents cost plus accrued income. Although it is management’s intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. The INVESCO Group Trust for Employee Benefit Plans is a 103-12 investment entity, in which the assets of multiple qualified plans are invested by the sponsor, INVESCO, and is comprised of bank-issued synthetic contracts.

2. Significant Accounting Principles (continued)

Risks and Uncertainties

The Master Trust provides for various investments which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, benefit payments, and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

	Cooper	Washington		MFS			Fidelity	PIMCO Total	Franklin	Lord Abbett
	Cameron	Mutual	PRIMCO	Massachusetts		State Street	Growth	Return	Balance Sheet	Developing
	Stock	Investors	Stable Value	Investors	Real Estate	Bank S&P 500	Company	Administrative	Investment A	Growth A	EuroPacific
December 31, 2004	Fund	Fund	Fund	Growth A Fund	Fund	Fund	Fund	Shares Fund	Fund	Fund	Growth Fund	Total

Assets:
Cash	$191,066	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$191,066
Net unsettled sales of investments	495,538	—	—	—	—	—	—	—	—	—	—	495,538
Investments at fair value as determined by quoted market prices:
Money market funds	8,598	—	—	—	516,774	—	—	—	—	—	—	525,372
Cash Management Trust of America	—	—	2,080,481	—	—	—	—	—	—	—	—	2,080,481
Cooper Cameron Corporation Common Stock	74,793,909	—	—	—	—	—	—	—	—	—	—	74,793,909
Washington Mutual Investors Fund	—	38,026,641	—	—	—	—	—	—	—	—	—	38,026,641
MFS Massachusetts Investors Growth A Fund	—	—	—	30,292,833	—	—	—	—	—	—	—	30,292,833
Fidelity Growth Company Fund	—	—	—	—	—	—	2,196,529	—	—	—	—	2,196,529
State Street Bank S&P 500	—	—	—	—	—	24,483,767	—	—	—	—	—	24,483,767
PIMCO Total Return Administrative Shares Fund	—	—	—	—	—	—	—	40,780,366	—	—	—	40,780,366
Franklin Balance Sheet Investment A Fund	—	—	—	—	—	—	—	—	32,029,520	—	—	32,029,520
Lord Abbett Developing Growth A Fund	—	—	—	—	—	—	—	—	—	12,513,676	—	12,513,676
EuroPacific Growth Fund	—	—	—	—	—	—	—	—	—	—	20,577,690	20,577,690
Investments at estimated fair value or contract value:
Investment contracts	—	—	4,161,490	—	—	—	—	—	—	—	—	4,161,490
INVESCO Group Trust for Employee Benefit Plans	—	—	55,363,729	—	—	—	—	—	—	—	—	55,363,729
Real estate	—	—	—	—	165,000	—	—	—	—	—	—	165,000

Total investments	74,802,507	38,026,641	61,605,700	30,292,833	681,774	24,483,767	2,196,529	40,780,366	32,029,520	12,513,676	20,577,690	337,991,003

Total assets	75,489,111	38,026,641	61,605,700	30,292,833	681,774	24,483,767	2,196,529	40,780,366	32,029,520	12,513,676	20,577,690	338,677,607

Liabilities:
Other payables	53,824	—	—	—	—	—	—	—	—	—	—	53,824
Net unsettled purchases of investments	160,927	—	—	—	—	—	—	—	—	—	—	160,927

Net assets available to participating plans	$75,274,360	$38,026,641	$61,605,700	$30,292,833	$681,774	$24,483,767	$2,196,529	$40,780,366	$32,029,520	$12,513,676	$20,577,690	$338,462,856

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

	Cooper	Washington		MFS				PIMCO Total	Franklin
	Cameron	Mutual	PRIMCO	Massachusetts		State Street		Return	Balance Sheet	Lord Abbett
	Stock	Investors	Stable Value	Investors	Real Estate	Bank S&P 500	Fidelity Growth	Administrative	Investment A	Developing	EuroPacific
December 31, 2003	Fund	Fund	Fund	Growth A Fund	Fund	Fund	Company Fund	Shares Fund	Fund	Growth A Fund	Growth Fund	Total

Assets:
Cash	$2,194,772	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,194,772
Net unsettled sales of investments	1,260,329	—	—	—	—	—	—	—	—	—	—	1,260,329
Investments at fair value as determined by quoted market prices:
Money market funds	124,167	—	—	—	555,791	—	—	—	—	—	—	679,958
Cash Management Trust of America	—	—	1,703,313	—	—	—	—	—	—	—	—	1,703,313
Cooper Cameron Corporation Common Stock	79,793,413	—	—	—	—	—	—	—	—	—	—	79,793,413
Washington Mutual Investors Fund	—	34,342,045	—	—	—	—	—	—	—	—	—	34,342,045
MFS Massachusetts Investors Growth A Fund	—	—	—	27,095,921	—	—	—	—	—	—	—	27,095,921
Fidelity Growth Company Fund	—	—	—	—	—	—	1,859,891	—	—	—	—	1,859,891
State Street Bank S&P 500	—	—	—	—	—	23,431,470	—	—	—	—	—	23,431,470
PIMCO Total Return Administrative Shares Fund	—	—	—	—	—	—	—	37,329,286	—	—	—	37,329,286
Franklin Balance Sheet Investment A Fund	—	—	—	—	—	—	—	—	20,827,351	—	—	20,827,351
Lord Abbett Developing Growth A Fund	—	—	—	—	—	—	—	—	—	11,815,487	—	11,815,487
EuroPacific Growth Fund	—	—	—	—	—	—	—	—	—	—	15,341,145	15,341,145
Investments at estimated fair value or contract value:
Investment contracts	—	—	3,962,702	—	—	—	—	—	—	—	—	3,962,702
INVESCO Group Trust for Employee Benefit Plans	—	—	51,091,470	—	—	—	—	—	—	—	—	51,091,470
Real estate	—	—	—	—	238,788	—	—	—	—	—	—	238,788

Total investments	79,917,580	34,342,045	56,757,485	27,095,921	794,579	23,431,470	1,859,891	37,329,286	20,827,351	11,815,487	15,341,145	309,512,240

Total assets	83,372,681	34,342,045	56,757,485	27,095,921	794,579	23,431,470	1,859,891	37,329,286	20,827,351	11,815,487	15,341,145	312,967,341

Liabilities:
Other payables	151,260	—	—	—	—	—	—	—	—	—	—	151,260
Net unsettled purchases of investments	219,387	—	—	—	—	—	—	—	—	—	—	219,387

Net assets available to participating plans	$83,002,034	$34,342,045	$56,757,485	$27,095,921	$794,579	$23,431,470	$1,859,891	$37,329,286	$20,827,351	$11,815,487	$15,341,145	$312,596,694

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

Investment income and net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold as well as held during the year) for the separate investment accounts of the Master Trust are as follows:

	Net
	Appreciation	Interest and
Year ended December 31, 2004	(Depreciation)	Dividends	Total

Cooper Cameron Stock Fund	$11,608,748	$558	$11,609,306
Fidelity Growth Company Fund	240,858	2,747	243,605
PRIMCO Stable Value Fund	—	2,678,049	2,678,049
PIMCO Total Return Administrative Shares Fund	(182,953)	2,041,724	1,858,771
Washington Mutual Investors Fund	2,446,534	999,924	3,446,458
MFS Massachusetts Investors Growth A Fund	2,686,124	98,677	2,784,801
Franklin Balance Sheet Investment A Fund	5,431,072	718,722	6,149,794
Lord Abbett Developing Growth A Fund	701,369	—	701,369
EuroPacific Growth Fund	3,219,563	8,409	3,227,972
Real Estate Fund	—	3,631	3,631
State Street Bank S&P 500 Index Fund	2,409,930	—	2,409,930

	$28,561,245	$6,552,441	$35,113,686

Administrative expenses paid by the Master Trust and allocated to the participating plans totaled $395,827 for the year ended December 31, 2004.

3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

PRIMCO Stable Value Fund (“Stable Value Fund”)

The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts (“SICs”) and in guaranteed investment contracts (“GICs”). The GICs are promises by lnsurance companies or banks to repay the principal plus accrued income at contract maturity. SICs differ from GICs in that the assets supporting the SICs are owned by the Master Trust. A bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the SICs owned by the Master Trust are comprised primarily of a U.S. Treasury Note and 103-12 investment entities with a total fair value of $58,501,838 and $54,998,649 at December 31, 2004 and 2003, respectively. The contract values of the SICs at December 31, 2004 and 2003, are $57,203,060 and $52,820,142, respectively.

Interest crediting rates on the GICs in the Stable Value Fund are generally determined at the time of purchase. Interest crediting rates on the SICs are reset periodically based on the yields of the supporting assets. At December 31, 2004, the interest crediting rates for all investment contracts range from 1.70% to 6.99%. At December 31, 2003, the interest crediting rates for all investment contracts range from 1.46% to 9.86%.

For 2004 and 2003, the average annual yield for the investment contracts in the Stable Value Fund was 4.62% and 4.16%, respectively. At December 31, 2004 and 2003, fair value of the investment contracts in the Stable Value Fund was estimated to be approximately 102% and 104% of contract value, respectively. Fair value of the GICs is estimated by discounting the weighted average of the Stable Value Fund’s cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs is based on the market value of the assets supporting the SICs.

4. Income Tax Status

The Plan has been designed to meet the requirements of the Internal Revenue Code (“IRC”) under Section 401(a) and, therefore, the related trust is exempt from taxation. A favorable determination letter was received from the Internal Revenue Service on September 3, 2002. Since receiving the determination letter, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004, to Form 5500:

Benefits paid to participants per the financial statements	$430,467
Less: Amounts allocated to withdrawing participants at December 31, 2003	(9,963)
Add: Amounts allocated to withdrawing participants at December 31, 2004	0

Benefits paid to participants per Form 5500	$420,504

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003, but not yet paid as of that date.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Form 5500:

2003
Net assets available for benefits per the financial statements	$11,301,374
Amounts allocated to withdrawing participants	(9,963)

Net assets available for benefits per the Form 5500	$11,291,411

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION
BUFFALO, NEW YORK PLANT

/s/ Jane C. Schmitt

By:	Jane C. Schmitt
Member of the Plan Administration
Committee

Date: June 29, 2005

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm dated June 21, 2005

23.2	Consent of Independent Registered Public Accounting Firm dated June 23, 2005